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24 August 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Attention: Division of Corporation Finance

By filing on EDGAR

Dear Sirs:

Re:	File No. 000-30614
Form 20-F for the Fiscal Year Ended February 29, 2012 (the “2012 20-F”)

Ref:	Your letter dated August 9, 2012

The purpose of this filing is to inform you of our expected date to provide a response to the comments about our 2012 20-F contained in your letter above cited.

We will provide the requested response on or before September 14, 2012.

Yours sincerely,
OROMIN EXPLORATIONS LTD. per:

“Ian Brown”

Ian Brown, CA
Chief Financial Officer

cc:	Audit Committee Corporate Secretary